KW 3/12/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

14046862

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2014
Washington DC
404

SEC FILE NUMBER
8- 52572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: White Mountain Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

352 Seventh Avenue - 17th FL PH
(No. and Street)

New York (City) NY (State) 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lowenberg 212-509-0313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kanter, Lewis + Noreman LLP
(Name – *if individual, state last, first, middle name*)

One Linden Place (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Michael Lowenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of White Mountain Capital LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

CFO

Title

Notary Public

DAISY J GUZMAN
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION NO. 01GU6102913
COMMISSION EXPIRES 12/8/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITE MOUNTAIN CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY

INFORMATION REQUIRED BY RULE 17a-5 OF

THE SECURITIES AND EXCHANGE COMMISSION

AND INDEPENDENT AUDITOR'S REPORT

AND REPORT ON

INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2013

WHITE MOUNTAIN CAPITAL, LLC
Financial Statements and Supplementary
Information Required By Rule 17a-5 of
The Securities and Exchange Commission
And Independent Auditor's Report
and Report on
Internal Accounting Control
December 31, 2013

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report

Board of Directors
White Mountain Capital, LLC.

We have audited the accompanying financial statements White Mountain Capital, LLC, (the Company), which comprise statement of financial condition as of December 31, 2013, and the related statements of income, changes members' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Mountain Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Kamler Lewis and Noreman, LLP

Great Neck, New York
February 17, 2014

WHITE MOUNTAIN CAPITAL, LLC
Statement of Financial Condition
December 31, 2013

ASSETS

Cash and cash equivalents	$ 625,534
Deposit with clearing organization	125,983
Due from clearing organization	27,857
Property and equipment - net	39,544
Prepaid expenses and other assets	63,614
Total Assets	$ 882,532

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 107,716
Payable to clearing broker	1,761
	109,477
Commitments and Contingencies	
Members' Equity	773,055
Total Liabilities and Members' Equity	$ 882,532

The accompanying notes are an integral part of these financials statements

WHITE MOUNTAIN CAPITAL, LLC
Statement of Income
For the Year Ended December 31, 2013

Revenues:	
Commissions	$ 1,630,691
Firm trading, net	853,962
Interest and dividends	197,045
Total Revenues	2,681,698
Direct expenses:	
Compensation, payroll taxes and benefits	1,460,200
Commissions	122,955
Floor brokerage and clearance charges	337,728
Short dividends	6,564
Other operating expenses	507,150
	2,434,597
Income Before Provision for Local Income Taxes	247,101
Provision for local income taxes	55,398
Net Income	$ 191,703

The accompanying notes are an integral part of these financials statements

WHITE MOUNTAIN CAPITAL, LLC
Statement of Changes in Members' Capital
December 31, 2013

Opening Balance, January 1, 2013	$ 581,352
Net Income	191,703
Balance, December 31, 2013	$ 773,055

The accompanying notes are an integral part of these financials statements

WHITE MOUNTAIN CAPITAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash Flows From Operating Activities	
Net income	$ 191,703
Adjustment to reconcile net income to cash provided by operating activates:	
Depreciation and amortization	13,524
Changes in assets and liabilities:	
Clearing deposit	(50,983)
Due from clearing organization	34,258
Prepaid expenses and other assets	2,564
Accounts payable and accrued expenses	25,044
Due to clearing broker	(155,109)
Net Cash Provided By Operating Activities	61,001
Cash Flows From Investing Activities:	
Acquisition of property and equipment	(12,032)
Net Cash Used By Investing Activities	(12,032)
Net Increase in Cash and Cash Equivalents	48,969
Cash and cash equivalents, beginning of year	576,565
Cash and cash equivalents, end of year	$ 625,534
Supplemental Disclosure of Cash Flows Information:	
Cash Paid During the Year For:	
Interest	$ 5,035
Local Income Taxes	$ 40,636

The accompanying notes are an integral part of these financials statements

Note 1 – Organization and Nature of Business

White Mountain Capital, LLC (the Company) is a securities broker and also earns commissions on sales of mutual funds and annuity contracts. The Company also engages in proprietary trading of equity securities. The Company's customers are primarily located in the New York Tri-State Area. The Company does not carry customer accounts and does not process or safe-keep customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 - Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal, agency and riskless principal transactions.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flow

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid instruments, with original maturities of less than three months that are not held for sale in the ordinary course of business at the date of purchase to be cash equivalents.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method at rates adequate to allocate the cost of applicable assets over their expected useful lives. The cost of maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Impairment of Long-Lived Assets

The Company investigates potential impairments of its long-lived assets when evidence exists that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows is less than the carrying amount of the asset. No such losses have been identified.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company was organized as a limited liability company, and accordingly, no provision is required for federal and state income taxes. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership and the income of the Company is taxed to the members. The Company is subject to local New York City income taxes. The Company is no longer subject to examinations for years prior to 2010.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in such estimates may affect amounts reported in future periods.

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses rather than as allocations of net income.

Subsequent Events

The Company evaluates events occurring after the date of the financial statements through February 17, 2014, the date of this report, to consider whether or not the impact of such events needs to be reflected or disclosed in the financial statements.

Note 3 - Property and Equipment - Net

Property and equipment consist of the following at December 31, 2013:

Furniture and fixtures	$ 26,860
Computer equipment	12,031
Leasehold improvements	40,374
	79,264
Less: Accumulated depreciation	39,721
	$ 39,544

Depreciation and amortization charged to income was $13,524 during the year ended December 31, 2013.

Note 4 - Related Party Transactions

The Company is a member of a group of affiliated entities in the financial services industry. The Company earns commission income from an affiliated investment partnership (IP) as well as from officers and employees of companies in the affiliated group and their family members. In connection with the Company's broker agreement, under certain circumstances, the Company also earns fees on the IP's short cash balances held at the broker and on the margin interest paid by the IP to the broker.

The Company received commission income of approximately $1,249,000 from affiliates and other related parties.

Note 5 - Membership Interests

The Company's membership interest consists of three classes. All classes share in the Company's profits and losses. Class A and B also have voting rights. Upon dissolution of the Company, each holder of Class B units is entitled to receive, distributions equal to the total amount of initial capital contributed. After paying the initial capital contribution to class B units, the remaining distributions shall be pro rata according to ownership percentage.

Note 6 - Financial Instruments With Off Balance Sheet Risk

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 - Securities Sold Short

The Company is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost of the Company to acquire these securities may exceed the liability reflected in the financial statements. In addition, the Company is required to maintain collateral with the broker to secure these short positions.

Note 8 - Leases

In May, 2010, the Company entered into an operating lease for office space in New York City, which expires on August 31, 2017. The lease requires minimum rent payment and increases for real estate taxes and fuel over base amounts as specified in the lease.

Note 8 - Leases (continued)

Minimum annual lease payments are as follows:

Year Ended December 31,	Amount
2014	$ 113,100
2015	116,500
Later years	201,600
	$ 431,200

Rent expense for the year ended 2013 was $116,921.

Note 9 - Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers, mortgage brokers, commercial banks, U.S. governmental agencies, mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2013, the Company had net capital of $669,897, which was $569,897 in excess of its required net capital of $100,000. The Company's ratio of Net Capital was to .16 to 1.

Note 11 - Clearing Broker

On February 7, 2013, the Company entered into a five year agreement with JP Morgan to execute and clear transactions and carry accounts on a fully disclosed basis on behalf of the Company's customers. The agreement requires the Company to maintain minimum net capital of $150,000. The minimum clearing and execution charges are $20,000 per month. In the event the Company terminates the agreement early, it will be required to pay JP Morgan $ 100,000 anytime during the first three years of the agreement and deconversion charges anytime during the final two years of the agreement.

Effective March 2013, the Company no longer had an agreement with National Financial Services, LLC (NFS) to execute and clear transactions and carry accounts on a fully disclosed basis on behalf of the Company's customers.

Note 12- Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 Under the Securities Exchange Act of 1934

Board of Directors
White Mountain Capital, LLC:

We have audited the financial statements of White Mountain Capital, LLC. as of and for the year ended December 31, 2013, and have issued our report thereon dated February 17, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II, is fairly stated in all material respects in relation to the financial statements as a whole.

Kamler, Lewis and Noreman LLP

Great Neck, New York
February 17, 2014

WHITE MOUNTAIN CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
Of the Securities Exchange Commission
December 31, 2013

Schedule I:

Net Capital	
Total members' equity per statement of financial condition	$ 773,055
Total members' equity qualified for net capital	773,055
Deductions/charges	
Nonallowable assets	
Property and equipment , net	39,544
Other assets	63,614
Total nonallowable assets	103,158
Haircuts on trading securities	-
Net Capital	$ 669,897
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 107,716
Payable to clearing broker	1,761
Total Aggregate Indebtedness	$ 109,477
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6 2/3% of $109,477)	$ 7,298
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 569,897
Ratio of aggregate indebtedness to net capital	.16 to 1

The accompanying notes are an integral part of these financials statements

WHITE MOUNTAIN CAPITAL, LLC
Reconciliation Pursuant to Rule 17a-5(d)(4)
Of the Securities Exchange Commission
December 31, 2013

Schedule II:

Net Capital, as reported in the Company's Part II (unaudited) Focus Report	$669,897
Net Capital per this report (Schedule I)	$669,897

There were no material differences between the net capital as reported in the Company's Part II Focus Report as of December 31, 2013 and net capital as per this report.

The accompanying notes are an integral part of these financials statements

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

Board of Directors
White Mountain Capital, LLC.:

In planning and performing our audit of the financial statements of White Mountain Capital, LLC. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.[3]

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kamler Lewis and Noreman LLP

Great Neck, New York
February 17, 2014

WHITE MOUNTAIN CAPITAL LLC

AGREED UPON PROCEDURES REQUIRED BY

SEC RULE 17A-5(e)(4)

FOR THE YEAR ENDED

DECEMBER 31, 2013

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

To the Board of Directors of White Mountain Capital, LLC.
752 Seventh Ave
New York, NY 10001

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by White Mountain Capital, LLC., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating White Mountain Capital, LLC.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). White Mountain Capital, LLC.'s management is responsible for the White Mountain Capital, LLC's, compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with check voucher dated 2/14/14 payable to SIPC noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [trial balance at 12/31/13] noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis & Noreman

Kamler, Lewis & Noreman LLP

Great Neck, New York
February 17, 2014

WHITE MOUNTAIN CAPITAL LLC

Schedule of Assessment and Payments

Transitional Assessment Reconciliation (Form SIPC-7)

To the Securities Investor Protection Corporation (SIPC)

For the year ended December 31, 2013

Assessment $5,745

Payments made to Securities Investor Protection Corporation:

Date	Amount
July 23, 2013	$ 3,090
To be paid	2,655
	$ 5,745

Unaudited – See accompanying agreed upon procedures.